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Exhibit 21

List of Subsidiaries


1. Dendrite Delaware, Inc., a Delaware corporation

2. Dendrite Corporate Services, Inc., a New Jersey corporation

3. Dendrite UK Ltd., organized under the laws of the United Kingdom

4. Dendrite Japan K.K., organized under the laws of Japan

5. Dendrite Pty. Ltd., organized under the laws of Australia

6. Dendrite (New Zealand) Ltd., organized under the laws of New Zealand

7. Dendrite Netherlands, B.V., organized under the laws of the Netherlands

8. Dendrite France, S.A., organized under the laws of France

9. Dendrite Italia, S.r.l., organized under the laws of Italy

10. Dendrite (Deutschland) GmbH, organized under the laws of Germany

11. Dendrite Brasil Ltda., organized under the laws of Brazil

12. Dendrite  Financial Services, Inc., a Delaware corporation

13. Dendrite Holdings Inc., a Delaware corporation

14. Dendrite  Portugal, organized under the laws of Portugal

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